UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of March 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  March 25, 2004

[BARAK I.T.C. LTD. LOGO]


                            STATEMENTS OF OPERATIONS


                                  FOR THE YEAR ENDED  FOR THE YEAR ENDED
                                  DECEMBER 31, 2004   DECEMBER 31, 2003
                                      (AUDITED)           (AUDITED)

                                                    ADJUSTED IN TERMS OF
                                  REPORTED AMOUNTS   NIS DECEMBER 2003
                                    (IN MILLIONS)     (IN MILLIONS)
                                        -----              -----


REVENUES                                704.4              711.4

EXPENSES                                620.3              605.4

OPERATING PROFIT                         84.1              106.0

FINANCIAL EXPENSES, NET                  55.0               50.1

OTHER  EXPENSES                          82.5                  -

PROFIT(LOSS) FOR THE YEAR               (53.4)              55.9

EBITDA                                  128.4              158.3

                           STATEMENT OF BALANCE SHEET


                             DECEMBER 31,2004   DECEMBER 31,2003
                                (AUDITED)          (AUDITED)

                                              ADJUSTED IN TERMS OF
                              REPORTED AMOUNTS  NIS DECEMBER 2003
                               (IN MILLIONS)    (IN MILLIONS)
                                  -----              -----
CASH                               63.7               58.9
OTHER CURRENT ASSETS              156.5              131.9
OTHER ASSETS, NET                 227.3              311.2
                                  -----              -----
TOTAL ASSETS                      447.5              502.0

CURRENT LIABILITIES *             923.9              391.3
LONG TERM LIABILITIES              50.7              584.4
SHAREHOLDERS' EQUITY             (527.1)            (473.7)
                                  -----              -----
                                  447.5              502.0

* As of 31/12/2004 notes payable in the amount of 527 million NIS were classified from long term liabilities to current liabilities

                             STATEMENT OF CASH FLOWS


                                       FOR THE YEAR ENDED  FOR THE YEAR ENDED
                                        DECEMBER 31, 2004   DECEMBER 31, 2003
                                            (AUDITED)          (AUDITED)

                                                         ADJUSTED IN TERMS OF
                                        REPORTED AMOUNTS   NIS DECEMBER 2003
                                         (IN MILLIONS)      (IN MILLIONS)
                                               ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES           72.9            86.4
CASH FLOWS USED IN INVESTING ACTIVITIES       (24.9)          (22.0)
CASH FLOWS USED FINANCING ACTIVITIES          (43.2)          (16.7)
BALANCE OF CASH AT BEGINNING OF YEAR           58.9            11.2
                                               ----            ----
BALANCE OF CASH AT END OF YEAR                 63.7            58.9